ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Resolution Nº 81/22, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Annual General Stockholders' Meeting to be exclusively held online on April 23, 2024, 11:00 a.m., with the purpose to:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Managements Report, the Independent Auditor's Report, the Opinion of the Fiscal Council and the Summary of the Audit Committee's Report and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2023:		Approve	28,560,324	98.78%
			Reject	-	
			Abstain	353,350	1.22%
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/ en/general-stockholders-meetings/		Approve	28,913,674	100.00%
			Reject	-	-
			Abstain	-	-
3	Fix the number of members who will comprise the Board of Directors in thirteen (13):		Approve	26,744,917	92.50%
			Reject	2,168,757	7.50%
			Abstain	-	-
4	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).		Yes	1,107,900	3.83%
			No	3,211,229	11.11%
			Abstain	24,594,545	85.06%
5	Election of the board of directors by candidate - Total members to be elected: 13 - Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	Alfredo Egydio Setubal	Approve	24,317,983	84.11%
			Reject	4,412,617	15.26%
			Abstain	183,074	0.63%
		Ana Lúcia de Mattos Barretto Villela	Approve	26,869,121	92.93%
			Reject	1,861,479	6.44%
			Abstain	183,074	0.63%
		Candido Botelho Bracher (Conselheiro Independente)	Approve	10,825,279	37.44%
			Reject	17,905,321	61.93%
			Abstain	183,074	0.63%
		Cesar Nivaldo Gon (Conselheiro Independente)	Approve	28,684,185	99.21%
			Reject	46,415	0.16%
			Abstain	183,074	0.63%
		Fábio Colletti Barbosa (Conselheiro Independente)	Approve	18,739,877	64.81%
			Reject	9,990,723	34.55%
			Abstain	183,074	0.63%
		Fabricio Bloisi Rocha (Conselheiro Independente)	Approve	28,730,600	99.37%
			Reject	-	-
			Abstain	183,074	0.63%
		João Moreira Salles	Approve	26,808,224	92.72%
			Reject	1,922,376	6.65%
			Abstain	183,074	0.63%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	27,685,785	95.75%
			Reject	1,044,815	3.61%
			Abstain	183,074	0.63%
		Paulo Antunes Veras (Conselheiro Independente)	Approve	28,730,600	99.37%
			Reject	-	-
			Abstain	183,074	0.63%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)	Approve	28,629,988	99.02%
			Reject	100,612	0.35%
			Abstain	183,074	0.63%
		Pedro Moreira Salles	Approve	25,152,506	86.99%
			Reject	3,578,094	12.38%
			Abstain	183,074	0.63%
		Ricardo Villela Marino	Approve	26,987,266	93.34%
			Reject	1,743,334	6.03%
			Abstain	183,074	0.63%
		Roberto Egydio Setubal	Approve	26,808,224	92.72%
			Reject	1,922,376	6.65%
			Abstain	183,074	0.63%
6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4,891,759	16.92%
			No	-	-
			Abstain	24,021,915	83.08%

7	View of all the candidates to indicate the cumulative voting distribution.	Alfredo Egydio Setubal		160,191	0.55%
		Ana Lúcia de Mattos Barretto Villela		357,271	1.23%
		Candido Botelho Bracher (Conselheiro Independente)		204,544	0.70%
		Cesar Nivaldo Gon (Conselheiro Independente)		606,871	2.09%
		Fábio Colletti Barbosa (Conselheiro Independente)		109,823	0.37%
		Fabricio Bloisi Rocha (Conselheiro Independente)		606,871	2.09%
		João Moreira Salles		356,315	1.23%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)		357,271	1.23%
		Paulo Antunes Veras (Conselheiro Independente)		606,871	2.09%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)		606,871	2.09%
		Pedro Moreira Salles		204,544	0.70%
		Ricardo Villela Marino		357,271	1.23%
		Roberto Egydio Setubal		356,315	1.23%
8	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	292,574	1.01%
			No	3,329,516	11.52%
			Abstain	25,291,584	87.47%
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	256,590,389	12.44%
			No	448,407,007	21.73%
			Abstain	1,358,290,223	65.83%
10	Decide on the independence of the members:		Approve	2,444,847	8.46%
			Reject	26,285,753	90.91%
			Abstain	183,074	0.63%
11	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa (efetivo) / João Costa (suplente)	Approve	28,730,600	99.37%
			Reject	-	-
			Abstain	183,074	0.63%
		Eduardo Hiroyuki Miyaki (efetivo) / Reinaldo Guerreiro (suplente)	Approve	28,730,600	99.37%
			Reject	-	-
			Abstain	183,074	0.63%
12	Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Igor Barenboim (efetivo) / Rene Guimarães Andrich (suplente)	Approve	2,051,973,241	99.45%
			Reject	6,705,852	0.33%
			Abstain	4,608,526	0.22%
13	Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council:		Approve	28,730,600	99.37%
			Reject	-	
			Abstain	183,074	0.63%
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$680,000,000.00:		Approve	24,558,966	84.94%
			Reject	4,171,634	14.43%
			Abstain	183,074	0.63%

São Paulo-SP, April 19, 2024.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence